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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Gadzoox Networks, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   362555 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]      Rule 13d-1(b)

      [ ]      Rule 13d-1(c)

      [x]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 5 pages

 CUSIP NO. 362555 10 4              13G
          ---------------                                       -----  -----
            --------------------------------------------------------------------
(1)         NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON

            K. William Sickler
            --------------------------------------------------------------------
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
            --------------------------------------------------------------------

(3)         SEC USE ONLY

            --------------------------------------------------------------------

(4)         CITIZEN OR PLACE OF ORGANIZATION

            United States citizen
            --------------------------------------------------------------------

                      (5)       SOLE VOTING POWER

                                1,474,369 shares
                      ----------------------------------------------------------

                      (6)       SHARED VOTING POWER

NUMBER OF SHARES                1,299,783 shares
  BENEFICIALLY        ----------------------------------------------------------
 OWNED BY EACH
REPORTING PERSON      (7)       SOLE DISPOSITIVE POWER

                                1,474,369 shares
                      ----------------------------------------------------------

     WITH             (8)       SHARED DISPOSITIVE POWER

                                1,299,783 shares
                      ----------------------------------------------------------

(9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,474,369 shares
            --------------------------------------------------------------------

(10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

            --------------------------------------------------------------------

(11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.7%
            --------------------------------------------------------------------

(12)        TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

CUSIP NO. 362555 10 4                    13G
          --------------


                               Page 2 of 5 pages

                                                               -----------------
 CUSIP NO. 362555 10 4              13G
          ---------------                                      -----------------
            --------------------------------------------------------------------

(1)         NAME OF REPORTING PERSON/S.S. or I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON

            Gail A. Sickler
            --------------------------------------------------------------------

(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (c) [ ]
                                                                         (d) [ ]
            --------------------------------------------------------------------

(3)         SEC USE ONLY

            --------------------------------------------------------------------

(4)         CITIZEN OR PLACE OF ORGANIZATION

            United States citizen
            --------------------------------------------------------------------

                      (5)       SOLE VOTING POWER

                                1,299,783 shares
                      ----------------------------------------------------------

                      (6)       SHARED VOTING POWER

NUMBER OF SHARES                1,299,783 shares
  BENEFICIALLY        ----------------------------------------------------------
 OWNED BY EACH
REPORTING PERSON      (7)       SOLE DISPOSITIVE POWER

                                1,299,783 shares
                      ----------------------------------------------------------

     WITH             (8)       SHARED DISPOSITIVE POWER

                                1,299,783 shares
            --------------------------------------------------------------------

(9)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,299,783 shares
            --------------------------------------------------------------------

(10)        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES*                                                  [ ]

            --------------------------------------------------------------------

(11)        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.1%
            --------------------------------------------------------------------

(12)        TYPE OF REPORTING PERSON*

            IN
            --------------------------------------------------------------------


                               Page 3 of 5 pages

ITEM 1.

        (a)    NAME OF ISSUER:  Gadzoox Networks, Inc.

        (b)    ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICES:

               5850 Hellyer Avenue, San Jose, CA  95138

ITEM 2.

        (a)    NAME OF PERSON FILING:

                1)      K. William Sickler

                2)      Gail A. Sickler

        (b)    ADDRESS OF PRINCIPAL BUSINESS OR, IF NONE, RESIDENCE:

                1)      K. William Sickler 5850 Hellyer Avenue,
                        San Jose, CA 95138

                2)      Gail A. Sickler 14665 La Rinconada Drive,
                        Los Gatos, CA 95030

        (c)    CITIZENSHIP:

               K. William Sickler:  United States citizen

               Gail A. Sickler:  United States citizen

        (d)    TITLE OF CLASS OF SECURITIES:  Common Stock, $.005 par value

        (e)    CUSIP NUMBER:  362555  10  4

ITEM 3.     Not applicable.

ITEM 4.

        (a)    AMOUNT BENEFICIALLY OWNED:

                1) K. William Sickler: At December 31, 1999, Mr. Sickler was deemed to own 1,474,369 shares of Gadzoox Networks' Common Stock consisting of a) 19,899 shares held by trusts for his children, of which Mr. Sickler is the trustee, b) stock options for 154,687 shares exercisable within 60 days of December 31, 1999 and d) 1,299,783 shares held by K. William Sickler and Gail A. Sickler, Trustees UTA Dated July 16, 1992. Mr. Sickler disclaims beneficial ownership of the 19,899 shares held by trusts for his children.

                2) Gail A. Sickler: At December 31, 1999, Ms. Sickler was deemed to own 1,299,783 shares held by K. William Sickler and Gail A. Sickler, Trustees UTA Dated July 16, 1992.

        (b)    PERCENT OF CLASS:

                1)      K. William Sickler: 5.7%.


                               Page 4 of 5 pages

                2)      Gail A. Sickler: 5.1%

                3) The foregoing percentages are calculated based on the 25,663,806 shares of Common Stock reported to be outstanding in the Quarterly Report on Form 10-Q of Gadzoox Networks for the fiscal quarter ended September 30, 1999.

        (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS SOLE AND SHARED POWER TO VOTE , DIRECT THE VOTE, DISPOSE OR DIRECT THE DISPOSITION OF:

               K. William Sickler and Gail A. Sickler each have sole and shared power to vote, direct the vote, dispose or direct the disposition of the 1,299,783 shares held by their trust UTA Dated July 16, 1992, of which each is a Trustee.

ITEM 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     Not applicable.

ITEM 7.     Not applicable.

ITEM 8.     Not applicable.

ITEM 9.     Not applicable.

ITEM 10. Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).



                                   SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2000


/s/ K. WILLIAM SICKLER
--------------------------------------
K. William Sickler


/s/ GAIL A. SICKLER
--------------------------------------
Gail A. Sickler


                               Page 5 of 5 pages